Mail Stop 3561

October 4, 2006

Mr. Kevin G. Moug
Chief Financial Officer
Otter Tail Corporation
215 South Cascade Street, Box 496
Fergus Falls, Minnesota

RE: **Otter Tail Corporation**
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Quarterly Period Ended March 31, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed March 15, 2006, May 10, 2006 and August 9, 2006
File No. 0-368

Dear Mr. Moug:

We have reviewed the responses in your letter dated September 27, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2005</u>

<u>Exhibit 13-A</u>

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2. Business Combinations, Dispositions and Segment Information</u>

1. We reviewed your response to comment 6 from our letter dated August 29, 2006. In regard to your table summarizing your impairment analysis please tell us what "gross margin" represents and how you used the enterprise values based on the different weighted average cost of capital and gross margin assumptions to derive the fair value used to compute the impairment loss.

    As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comment and provides any requested information. Detailed supplemental response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

    If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Senior Assistant Chief
Accountant